UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Sherritt International Corporation*

(Name of applicant)

*See Table of Co-Applicants below.

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 3E4

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.5% Second Lien Notes due 2027	Approximately $319,000,000 aggregate principal amount

Approximate date of proposed transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

CT Corporation System

28 Liberty Street Floor 42, New York, New York, 10005

(telephone: (212) 894-8400)

With copies to:

Ward Sellers Senior Vice President, General Counsel and Corporate Secretary Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Table of Co-Applicants

672538 Alberta Ltd.

672539 Alberta Ltd.

672540 Alberta Ltd.

1683740 Alberta Ltd.

Canada Northwest Oils (Europe) B.V.

CNWL Oil (Espana) S.A.

Dynatec Technologies Ltd.

OG Finance Inc.

Power Finance Inc.

SBCT Logistics Ltd.

Sherritt International (Bahamas) Inc.

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Sherritt International Oil and Gas Limited

Sherritt Power (Bahamas) Inc.

Sherritt Utilities Inc.

SI Finance Ltd.

SIC Marketing Services (UK) Limited

The Cobalt Refinery Holding Company Ltd.

GENERAL

1. General Information

Name of Applicant	Form of Organization	State of Organization
Sherritt International Corporation	Corporation	Canada
672538 Alberta Ltd.	Corporation	Alberta
672539 Alberta Ltd.	Corporation	Alberta
672540 Alberta Ltd.	Corporation	Alberta
1683740 Alberta Ltd.	Corporation	Alberta
Canada Northwest Oils (Europe) B.V.	Corporation	Netherlands
CNWL Oil (Espana) S.A.	Corporation	Spain
Dynatec Technologies Ltd.	Corporation	Ontario
OG Finance Inc.	Corporation	Alberta
Power Finance Inc.	Corporation	Alberta
SBCT Logistics Ltd.	Corporation	Canada
Sherritt International (Bahamas) Inc.	Corporation	Bahamas
SICOG Oil and Gas Limited SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)	Corporation	Barbados
Sherritt International Oil and Gas Limited	Corporation	Alberta
Sherritt Power (Bahamas) Inc.	Corporation	Bahamas
Sherritt Utilities Inc.	Corporation	Barbados
SI Finance Ltd.	Corporation	Ontario
SIC Marketing Services (UK) Limited	Corporation	United Kingdom
The Cobalt Refinery Holding Company Ltd.	Corporation	New Brunswick

Sherritt International Corporation (the “Corporation”) is the issuer of the 8.5% Second Lien Notes due 2027 (the “New Second Lien Notes”) to be qualified herein, and is referred to herein as the “Issuer” or the “Applicant.” Each of the other applicants named above are guarantors of the New Second Lien Notes and are herein referred to as the “Guarantors” or the “Co-Applicants” (and together with the Applicant, the “Applicants”).

2. Securities Act Exemption Applicable

Existing Notes Exchange – Reliance on Section 3(a)(10) of the Securities Act

In connection with certain transactions (collectively, the “Transaction”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to a plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act, the Issuer intends to, on the implementation date of the Plan (the “Effective Date”), exchange all of the outstanding 8.00% senior unsecured debentures of the Issuer due November 15, 2021, 7.50% senior unsecured debentures of the Issuer due September 24, 2023, and 7.875% senior unsecured notes of the Issuer due October 11, 2025 (collectively, the “Existing Notes”), in the aggregate principal amount of approximately $588.1 million, together with all accrued and unpaid interested in respect of the Existing Notes (at the contractual non-default rate) up to but excluding the Effective Date (the “Accrued Interest”) for (a) New Second Lien Notes in the aggregate principal amount of approximately $294.05 million plus the amount of the Accrued Interest to be issued by the Issuer and guaranteed by the Guarantors, and certain early consent cash consideration (collectively, the “Exchange Transaction”) as follows:

(i)

each Early Consenting Noteholder shall receive, in exchange for its Existing Notes: (a) New Second Lien Notes in an aggregate principal amount equal to (1) 50% of the principal amount of Existing Notes held by such Early Consenting Noteholder on the Effective Date plus (2) the Accrued Interest owing in respect of such Early Consenting Noteholder’s Existing Notes, and (b) cash in an amount equal to 3% of the principal amount of Consent Notes held by such Early Consenting Noteholder as at the Effective Date; and

(ii)

each Noteholder that is not an Early Consenting Noteholder shall receive, in exchange for its Existing Notes, New Second Lien Notes in an aggregate principal amount equal to (1) 50% of the principal amount of Existing Notes held by such Noteholder on the Effective Date plus (2) the Accrued Interest in respect of such Noteholder’s Existing Notes, all as further described in the Issuer’s Management Information Circular (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in Canadian dollars.

The New Second Lien Notes will be issued under an indenture (the “New Notes Indenture”) to be qualified by this application for qualification (this “Application”). A form of the New Notes Indenture will be filed by amendment to this Application.

The final principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of April 30, 2020, the aggregate principal amount of New Second Lien Notes to be issued would be approximately $319 million.

The Exchange Transaction in connection with the New Second Lien Notes will be conducted in reliance on Section 3(a)(10) of the Securities Act. Registration of the distribution of the New Second Lien Notes under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Second Lien Notes.

(a) Exchange

Pursuant to the Arrangement, the New Second Lien Notes will be issued in exchange for the Existing Notes as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

(b) Fairness Hearing

On February 26, 2020 the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted the Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Issuer to send the Information Circular to, among others, the holders of the Existing Notes and (b) the calling and holding of the Debtholders’ Meeting to consider and vote upon the Arrangement to implement the Transaction. The Debtholders’ Meeting is scheduled to take place on April 9, 2020. A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is scheduled to be held by the Court, which is expressly authorized by law to hold the hearing, on April 16, 2020 at 11:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons holding the Existing Notes. Such persons have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures will be taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Existing Notes, including circulation of the Information Circular, and there will be no improper impediments to appearance by those persons at the hearing.

(c) Court Approval

The Issuer anticipates that on April 16, 2020 at 11:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court, it will seek Court approval of the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3. Affiliates

(a) For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

(b) The diagram filed herewith under Exhibit T3G indicates the relationship of the Applicants to each of their affiliates after the Effective Date. All of the entities appearing therein are expected to exist as of the implementation of the Plan in the ownership structure shown therein. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof.

Sherritt International Corporation

Name	Address	Office
David Pathe	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Executive Officer and Director

Maryse Bélanger	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Sir Richard Lapthorne	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director and Chairman

Adrian Loader	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Timothy Baker	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Lisa Pankratz	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

John Warwick	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Stephen Wood	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Executive Vice President and Chief Operating Officer

Timothy Dobson	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Metals

Elvin Saruk	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Oil & Gas and Power

Edward (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, General Counsel and Corporate Secretary

Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President and Chief Financial Officer

Karen Trenton	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Human Resources

672538 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

672539 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

672540 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

1683740 Alberta Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director

Canada Northwest Oils (Europe) B.V.

Name	Address	Office
Intertrust (Netherlands) B.V.	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Secretary and Director

Elvin Saruk	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Director

Michiel van Schijndel	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Director

CNWL Oil (Espana) S.A.

Name	Address	Office
Elvin Saruk	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	President, Chief Executive Officer and Director

Margarita Hernando	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	Secretary of the Board and Director

Canada Northwest Oils (Europe) B.V.	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	Director

Dynatec Technologies Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Nathan Stubina	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Vice President, Technologies and Director

Ward Sellers	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary

OG Finance Inc.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Andrée-Claude Bérubé	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary

Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

Power Finance Inc.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Andrée-Claude Bérubé	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary

Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

SBCT Logistics Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director

Sherritt International (Bahamas) Inc.

Name	Address	Office
Andrew Snowden	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

Margo Moree	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Chief Financial Officer and Director

Andrée-Claude Bérubé	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary

Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Assistant Secretary and Director

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Name	Address	Office
Elvin Saruk	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Senior Vice President, Oil & Gas and Director

Amicorp Corporate Services (Barbados) Ltd.	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Assistant Secretary

Andrée-Claude Bérubé	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Secretary

Crystal Schreiber	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Controller

Kathy-Ann Christian	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Careen Byfield Leyshon	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Sherritt International Oil and Gas Limited

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil & Gas

Sherritt Power (Bahamas) Inc.

Name	Address	Office
Elvin Saruk	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Assistant Secretary and Director

Crystal Schreiber	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Controller

Andrée-Claude Bérubé	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary

Robert Ellenwood	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Director

Sherritt Utilities Inc.

Name	Address	Office
Elvin Saruk	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Senior Vice President, Oil & Gas and Director

Amicorp Corporate Services (Barbados) Ltd.	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Assistant Secretary

Andrée-Claude Bérubé	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Secretary

Crystal Schreiber	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Treasurer

Kathy-Ann Christian	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Careen Byfield Leyshon	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

SI Finance Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary and Director

SIC Marketing Services (UK) Limited

Name	Address	Office
Intertrust (UK) Limited	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Secretary

Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Director

Amy LeJune	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Director

Michelle O’Flaherty	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Director

The Cobalt Refinery Holding Company Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director

5. Principal Owners of Voting Securities

The following sets forth information as to each person owning 10% or more of the voting securities of Applicants as of the date of this application:

Sherritt International Corporation

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
N/A	N/A	N/A	N/A

672538 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	500	100%

672539 Alberta Ltd

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
672538 Alberta Ltd. 10101 – 114 Street Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

672540 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
672538 Alberta Ltd. 10101 – 114 Street Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

1683740 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	1,000,000	100%

Canada Northwest Oils (Europe) B.V.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Oil and Gas Limited 425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Shares	130,608	100%

CNWL Oil (Espana) S.A.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Canada Northwest Oils (Europe) B.V. c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Shares	140,610	100%

Dynatec Technologies Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	10	100%

OG Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

Power Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

SBCT Logistics Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

Sherritt International (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100,000	100%

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	171,366,100	100%

Sherritt International Oil and Gas Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	88,218,298	100%

Sherritt Power (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Shares	323,831,460	100%

Sherritt Utilities Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt Power (Bahamas) Inc. c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Shares	37,329,132	100%

SI Finance Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	10	100%

SIC Marketing Services (UK) Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Ordinary Shares	100	100%

The Cobalt Refinery Holding Company Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100,100	100%

UNDERWRITERS

6. Underwriters

(a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
Paradigm Capital Inc. 95 Wellington Street West, Suite 2101 Toronto Ontario M5J 2N7	Units (consisting of common shares and cobalt linked warrants of the Company)

Eight Capital 100 Adelaide Street West, Suite 2900 Toronto, Ontario M5H 1A3	Units (consisting of common shares and cobalt linked warrants of the Company)

National Bank Financial Inc. The Exchange Tower 130 King West, Suite 3200 Toronto, Ontario M5X 1J9	Units (consisting of common shares and cobalt linked warrants of the Company)

TD Securities Inc. TD Bank Tower, 8th Floor 66 Wellington Street West Toronto, Ontario M5K 1A2	Units (consisting of common shares and cobalt linked warrants of the Company)

(b) There is no proposed underwriter for the New Second Lien Notes that are proposed to be offered in the connection with the New Notes Indenture that is qualified under this Application.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding securities of the Applicants as of March 6, 2020 were as follows:

Sherritt International Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Shares(1)	Unlimited	397,284,433
8.00% senior unsecured debentures due November 15, 2021(2)	$400,000,000	$169,597,000

7.50% senior unsecured debentures due September 24, 2023(2)	$500,000,000	$197,767,689
7.875% senior unsecured notes due October 11, 2025(2)	$250,000,000	$220,722,000

(1)	Does not reflect an aggregate of 10,376,607 common share purchase warrants and 47,232,200 cobalt-linked warrants.
(2)	Aggregate principal amount outstanding.

On the Effective Date, the Issuer’s capital structure will consist of the common shares and warrants held by existing Shareholders and the New Second Lien Notes. The amounts authorized and outstanding of the foregoing securities are anticipated to be as follows on the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares(1)	Unlimited	397,284,433
New Second Lien Notes (2)	$294,050,000 (plus the amount of Accrued Interest, as described above)	$$294,050,000 (plus the amount of Accrued Interest, as described above)

(1)	Does not reflect an aggregate of 10,376,607 common share purchase warrants and 47,232,200 cobalt-linked warrants.
(2)	Aggregate principal amount.

672538 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	500

672539 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

672540 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

1683740 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	1,000,000
Class A Preferred Shares	Unlimited	408,221,220
Class B Preferred Shares	Unlimited	21,000,000
Class C Preferred Shares	Unlimited	1
Class D Preferred Shares	Unlimited	377,093,995

Canada Northwest Oils (Europe) B.V.

Title of Class	Amount Authorized	Amount Outstanding
Shares	400,000	130,608

CNWL Oil (Espana) S.A.

Title of Class	Amount Authorized		Amount Outstanding
Shares	N/A	(1)	140,610

(1)	There is no concept of authorized capital in Spain.

Dynatec Technologies Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

OG Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Power Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

SBCT Logistics Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Sherritt International (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	500,000,000	100,000

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	171,366,100

Sherritt International Oil and Gas Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	88,218,298
Preferred Shares	Unlimited	0

Sherritt Power (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	500,000,000	323,831,460

Sherritt Utilities Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	150,000,000	37,329,132

SI Finance Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

SIC Marketing Services (UK) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	Unlimited	100

The Cobalt Refinery Holding Company Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100,100

Sherritt International Corporation

Each common share issued by the Issuer entitles the holder to one vote on all matters to be voted upon by shareholders.

672538 Alberta Ltd.

Each common share issued by 672538 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

672539 Alberta Ltd.

Each common share issued by 672539 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

672540 Alberta Ltd.

Each common share issued by 672540 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

1683740 Alberta Ltd.

Each common share issued by 1683740 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

Each preferred share issued by 1683740 Alberta Ltd. does not entitle the holder to vote on any matters to be voted upon by shareholders, except as required by the Business Corporations Act (Alberta).

Canada Northwest Oils (Europe) B.V.

Each share issued by Canada Northwest Oils (Europe) B.V. entitles the holder to one vote on all matters to be voted upon by shareholders.

CNWL Oil (Espana) S.A.

Each share issued by CNWL Oil (Espana) S.A. entitles the holder to one vote on all matters to be voted upon by shareholders.

Dynatec Technologies Ltd.

Each common share issued by Dynatec Technologies Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

OG Finance Inc.

Each common share issued by OG Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Power Finance Inc.

Each common share issued by Power Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SBCT Logistics Ltd.

Each common share issued by SBCT Logistics Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt International (Bahamas) Inc.

Each common share issued by Sherritt International (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Each common share issued by SICOG Oil and Gas Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt International Oil and Gas Limited

Each common share issued by Sherritt International Oil and Gas Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

Each preferred share issued by Sherritt International Oil and Gas Limited does not entitle the holder to vote on any matters to be voted upon by shareholders, except in the event such matter to be voted upon involves altering the rights of the holders of the preferred shares.

Sherritt Power (Bahamas) Inc.

Each share issued by Sherritt Power (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt Utilities Inc.

Each share issued by Sherritt Utilities Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SI Finance Ltd.

Each common share issued by SI Finance Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

SIC Marketing Services (UK) Limited

Each ordinary share issued by SIC Marketing Services (UK) Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

The Cobalt Refinery Holding Company Ltd.

Each common share issued by The Cobalt Refinery Holding Company Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The analysis of provisions of the New Notes Indenture will be provided in an amendment to this Form T-3.

9. Other Obligors

No person, other than the Applicants, will be an obligor of the New Second Lien Notes.

10. Contents of Application for Qualification.

This Application comprises —

(a)	Pages numbered 1 to 26, consecutively

(b)	The statement of eligibility and qualification of the trustee under the New Notes Indenture.

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A.1*	Articles of Continuance of Sherritt International Corporation.

T3A.2*	Articles of Incorporation of 672538 Alberta Ltd., dated as of October 31, 1995.

T3A.3*	Articles of Incorporation of 672539 Alberta Ltd., dated as of October 31, 1995.

T3A.4*	Articles of Incorporation of 672540 Alberta Ltd., dated as of October 31, 1995.

T3A.5*	Certificate of Amendment and Registration of Restated Articles of 1683740 Alberta Ltd., dated as of April 24, 2014.

T3A.6*	Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of November 15, 1974.

T3A.7*	Amendment of Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of August 27, 2008.

T3A.8*	Charter of CNWL Oil (Espana) S.A., dated as of December 23, 1976.

T3A.9**	Charter of Merger of CNWL Oil (Espana) S.A., dated as of September 28, 1990.

T3A.10*	Articles of Incorporation of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3A.11*	Articles of Incorporation of OG Finance Inc., dated as of October 18, 2012.

T3A.12*	Articles of Incorporation of Power Finance Inc., dated as of October 18, 2012.

T3A.13*	Certificate of Continuance of SBCT Logistics Ltd., dated as of August 23, 2019.

T3A.14*	Certificate of Amendment of SBCT Logistics Ltd., dated as of September 23, 2019.

T3A.15*	Memorandum of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.16*	Articles of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.17*	Articles of Incorporation of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 1995.

T3A.18*	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 29, 2008.

T3A.19*	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of August 27, 2015.

T3A.20*	Articles of Amendment of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 2019.

T3A.21*	Articles of Continuance of Sherritt International Oil and Gas Limited, dated as of January 23, 1997.

T3A.22*	Articles of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

T3A.23*	Memorandum of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

T3A.24*	Articles of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.25*	Memorandum of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.26*	Articles of Continuance of Sherritt Utilities Inc., dated as of November 14, 2016.

T3A.27*	Articles of Incorporation of SI Finance Ltd., dated as of May 29, 2007.

T3A.28*	Articles of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.29*	Memorandum of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.30*	Articles of Incorporation of The Cobalt Refinery Holding Company Ltd., dated as of October 31, 1995.

T3A.31*	Articles of Amendment of The Cobalt Refinery Holding Company Ltd., dated as of November 16, 1995.

T3B.1*	By-Laws of Sherritt International Corporation.

T3B.2*	By-Laws of 672538 Alberta Ltd., dated as of November 6, 1995.

T3B.3*	By-Laws of 672539 Alberta Ltd., dated as of November 6, 1995.

T3B.4*	By-Laws of 672540 Alberta Ltd., dated as of November 6, 1995.

T3B.5*	By-Laws of 1683740 Alberta Ltd., dated as of June 13, 2012.

T3B.6*	By-Laws of CNWL Oil (Espana) S.A., dated as of dated April 12, 2016.

T3B.7*	By-Laws of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3B.8*	By-Laws of OG Finance Inc., dated as of October 18, 2012.

T3B.9*	By-Laws of Power Finance Inc., dated as of October 18, 2012.

T3B.10*	By-Laws of SBCT Logistics Ltd., dated as of August 23, 2019.

T3B.11*	By-Laws of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of November 10, 1995.

T3B.12*	By-Laws of Sherritt International Oil and Gas Limited, dated as of January 31, 1997.

T3B.13*	By-Laws of SI Finance Ltd., dated as of May 29, 2007.

T3B.14*	By-Laws of The Cobalt Refinery Holding Company Ltd., dated as of November 14, 1995.

T3C**	Form of Indenture for the New Second Lien Notes

T3D.1*	Interim Court Order

T3D.2**	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).

T3G*	Organizational Chart of Issuer and Affiliates

25.1*	Statement of eligibility and qualification of the trustee on Form T-6

*	Filed herewith.
**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, on the tenth day of March, 2020.

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Senior Vice President, General Counsel and Corporate Secretary

672538 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

672539 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

672540 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

1683740 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

CANADA NORTHWEST OILS (EUROPE) B.V.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: Director

CNWL OIL (ESPANA) S.A.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: President and Chief Executive Officer

DYNATEC TECHNOLOGIES LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

OG FINANCE INC.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President

POWER FINANCE INC.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President

SBCT LOGISTICS LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

SHERRITT INTERNATIONAL (BAHAMAS) INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SICOG OIL AND GAS LIMITED

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SHERRITT INTERNATIONAL OIL AND GAS LIMITED

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

SHERRITT POWER (BAHAMAS) INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SHERRITT UTILITIES INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SI FINANCE LTD.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President and Chief Financial Officer

SIC MARKETING SERVICES (UK) LIMITED

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: Director

THE COBALT REFINERY HOLDING COMPANY LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary